April 22, 2020

Joseph G. Taylor
Chief Financial Officer
Brinker International, Inc.
3000 Olympus Blvd
Dallas, TX 75019

       Re: Brinker International, Inc.
           Form 10-K for the Fiscal Year Ended June 26, 2019
           Filed August 22, 2019
           File No. 001-10275

Dear Mr. Taylor:

        We have reviewed your April 9, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 31, 2020 letter.

Form 10-K for the Fiscal Year Ended June 26, 2019

Consolidated Statements of Comprehensive Income, page F-19

1. We note your response regarding the presentation of the sub-total "Company restaurant expenses" on the face of your statements of comprehensive income. You state the subtotal captures expenses directly related to sales for the period. However, the subtotal excludes depreciation and other costs, such as remodel costs, that appear to be directly related to restaurant sales (in addition to the excluded items noted in our prior comment).
       In addition, as we previously noted, the name of this sub-total is very similar to the expense captioned "Restaurant expenses" included within it. We believe that a sub-total quantifying the components of the leading caption "Company restaurants (excluding depreciation and amortization)" should not be presented on the face of the statement for the aforementioned reasons. We would not object to your continued indentation of food
 Joseph G. Taylor
Brinker International, Inc.
April 22, 2020
Page 2
         and beverage costs, restaurant labor, and restaurant expenses under the leading caption.
       You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 if you
have any questions.



FirstName LastNameJoseph G. Taylor                            Sincerely,
Comapany NameBrinker International, Inc.
                                                              Division of
Corporation Finance
April 22, 2020 Page 2                                         Office of Trade &
Services
FirstName LastName